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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 2 )*

CSB Bancorp, Inc.
(Name of Issuer)
Common Stock, $6.25 Par Value
(Title of Class of Securities)
12628R107
(CUSIP Number)
Jeffery E. Smith, Esq., Bricker & Eckler LLP, 100 South Third Street, Columbus, OH 43215 (614) 227-2352
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12628R107	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Richard G. Elliott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		122,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,450 (held jointly by Mr. Elliott and his mother)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		122,000

WITH	10	SHARED DISPOSITIVE POWER:

3,450 (held jointly by Mr. Elliott and his mother)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

125,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	12628R107	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Ted W. DeHass

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,744

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,744

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,744

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	12628R107	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Don E. Sprankle

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,009

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,156 (held by Mr. Sprankle’s wife)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,009

WITH	10	SHARED DISPOSITIVE POWER:

2,156 (held by Mr. Sprankle’s wife)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,165

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	12628R107	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Gloria J. Miller

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	12628R107	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Darwin L. Snyder

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		20,462.4369

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,239.2848 (745.2362 held jointly by Mr. Snyder with his daughter and 494.0486 held by Mr. Snyder’s wife

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,462.4369

WITH	10	SHARED DISPOSITIVE POWER:

1,239.2848 (745.2362 held jointly by Mr. Snyder with his daughter and 494.0486 held by Mr. Snyder’s wife

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,701.7217

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	12628R107	Page	7	of	10

1	NAMES OF REPORTING PERSONS: Victor R. Snyder

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		70,894 (held jointly by Mr. Snyder with his wife)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

70,894 (held jointly by Mr. Snyder with his wife)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

70,894

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	12628R107	Page	8	of	10 Pages
     This Amendment No. 2 to original Schedule 13D, dated June 4, 2001, and amended by Amendment No. 1 to Schedule 13D dated December 28, 2001, is filed on behalf of the former members of the Committee of Concerned CSB Shareholders for a Better Bank (the “Committee”) which had been comprised of CSB Bancorp, Inc. (“CSB”) shareholders Richard G. Elliott, Ted W. DeHass, Don E. Sprankle, Gloria J. Miller, Darwin L. Snyder and Victor R. Snyder, for the purpose of reporting the termination and dissolution of the Committee.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:
     The Committee was formed for the purposes described in the original Schedule 13D. The members of the Committee have determined that the Committee should be terminated and dissolved. The effective date of such determination as evidenced in writing by all Committee members is February 23, 2007. Accordingly, the Committee disclaims the existence of a “group” for purposes of Section 13(d) of the Exchange Act. Each member of the Committee other than Richard G. Elliott beneficially owns less than 5% of the outstanding common stock of CSB, and disclaims beneficial ownership of any securities owned by any other member of the Committee.
     This Amendment No. 2 to Schedule 13D is filed to (i) report the termination and dissolution of the Committee as a possible “group” for purpose of Section 13D, and (ii) report that Richard G. Elliott’s individual holdings now exceed 5% of the outstanding common stock of CSB. All future filings with respect to transactions in the common stock of CSB will be filed, if required, by the former members of the Committee in their individual capacities.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b), and 5(c) are hereby amended and supplemented as follows:
     (a) Based on CSB’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, there are 2,499,475 shares of CSB’s stock outstanding. Each of the reporting persons previously has disclaimed beneficial ownership of shares owned by the other members of the Committee resulting solely from the existence of the Committee. In any event, each of the reporting persons other than Richard G. Elliott ceased to beneficially own more than 5% of the common stock of CSB as of February 23, 2007 due to the termination and dissolution of the Committee The total number of shares beneficially owned by each of the former Committee members and the percentage of CSB’s outstanding shares are as follows:

	Total Shares	Percentage
Richard G. Elliott	125,450	5.02%
Ted W. DeHass	2,744	0.11%
Don E. Sprankle	3,165	0.13%
Gloria J. Miller	5,500	0.22%
Darwin L. Snyder	21,701.7217	0.87%
Victor R. Snyder	70,894	2.84%

Page 9 of 10 Pages
     (b) The former members of the Committee had the following sole and shared voting and dispositive powers over the shares beneficially owned.

	Sole	Shared		Sole	Shared
	voting	voting		dispositive	dispositive
	power	power		power	power
Richard G. Elliott	122,000	3,450	Jointly with mother	122,000	3,450	Jointly with mother
Ted W. DeHass	2,744	0	—	2,744	0	—
Don E. Sprankle	1,009	2,156	Held by wife	1,009	2,156	Held by wife
Gloria J. Miller	5,500	0	—	5,500	0	—
Darwin L. Snyder	20,462.4369	494.0486	Jointly with wife	20,462.4369	494.0486	Jointly with wife

		745.2362	Jointly with daughter		745.2362	Jointly with daughter
Victor R. Snyder	0	70,894	Jointly with wife	0	70,894	Jointly with wife
     (c) None of the former members of the Committee has effected any transactions in CSB stock during the past 60 days other than Richard G. Elliott. Mr. Elliott had the following transactions:

Date	Type of transaction	Amount of shares	Price per share
1/08/2007	Sale	50	$18.00
2/12/2007	Sale	50	18.60
Item 7. Materials to be Filed as Exhibits
     Item 7 is hereby amended and supplemented as follows:
Exhibit 1 Agreement of Termination and Dissolution
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2007	/s/ Richard G. Elliott
                                                                     Richard G. Elliott, individually and, pursuant to written designation attached as Exhibit 1, in a representative capacity for the now-dissolved Committee of Concerned CSB Shareholders for a Better Bank (the “Committee”) and each of the following former members of the Committee:
Ted W. DeHass
Don E. Sprankle
Gloria J. Miller
Darwin L. Snyder
Victor R. Snyder

Page 10 of 10 Pages
EXHIBIT 1
AGREEMENT OF TERMINATION AND DISSOLUTION
OF
COMMITTEE OF CONCERNED CSB SHAREHOLDERS FOR A BETTER BANK
     Each of the undersigned does hereby agree that the continued existence of the Committee of Concerned CSB Shareholders for a Better Bank (the “Committee”) has been terminated and the Committee dissolved effective as of February 23, 2007. Richard G. Elliott is hereby designated as the representative of the Committee and each of the undersigned with respect to filing an Amendment to Schedule 13D for the purpose of reporting the termination and dissolution of the Committee.

/s/ Richard G. Elliott
Richard G. Elliott

/s/ Ted W. DeHass
Ted W. DeHass

/s/ Don E. Sprankle
Don E. Sprankle

/s/ Gloria J. Miller
Gloria J. Miller

/s/ Darwin L. Snyder
Darwin L. Snyder

/s/ Victor R. Snyder
Victor R. Snyder